

Mail Stop 3561

November 29, 2016

Via E-mail
Seamus Lagan
Chief Executive Officer and President
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

> **Re: Rennova Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2016**
> **File No. 333-214512**

Dear Mr. Lagan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Stockholders, page 68

1. Please reconcile the amounts attributed to the five largest shareholders on page 68 with the amounts shown in the most recent Schedule 13D and Form 4 filings for such persons. In this regard, the table on page 68 indicates that there were 14,886,331 shares of common stock issued and outstanding as of July 1, 2016. However, the Form 10-Q for the period ended September 30, 2016, indicates that there were 55,850,932 shares of common stock issued and outstanding as of November 10, 2016.

Recent Sales of Unregistered Securities, page II-2

2. Please disclose all information required by Item 701 of Regulation S-K. We note the following non-exclusive examples missing from page II-2: the June 30, 2015 issuance of

200,000 shares to SS International Consulting Ltd. disclosed in the Form 10-Q for the period ended September 30, 2016 and the exchange of series C convertible preferred stock and warrants disclosed on page 3 of this registration statement. Please ensure that the disclosure states briefly the facts relied upon to make the exemption available**.**

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: J. Thomas Cookson, Esq.
    Akerman LLP